Exhibit 99.1

18 Lafayette Place, Woodmere, New York 11598       PH: 212 828-8436     FAX: 646 536-3179

www.VStocktransfer.com

CONFIDENTIAL

July 6, 2023

To: All Canadian Securities Regulatory Authorities

RE:         Vision Marine Technologies Inc.

Dear Sir or Madam:

This letter is to advise the following, regarding the upcoming Annual and Special Meeting of Shareholders of the above mentioned issuer:

Meeting date:	August 31, 2023
Record date for Notice of Meeting:	July 31, 2023
Record date for Voting (if applicable):	July 31, 2023
Beneficial Ownership Determination Date:	July 31, 2023
Securities entitled to notice:	Common Shares
Securities entitles to vote:	Common Shares
Issuer mailing directly to Non-Objecting Beneficial Owners:	Yes
Issuer will pay for Objecting Beneficial Owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Voting Security Details:

Class/Series	CUSIP
Common	92837Y101

Best Regards,

Jon Smith

Proxy Coordinator

Transfer Agent for Vision Marine Technologies Inc.